Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Notes	$1,115,000	$43.82
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated April 23, 2008)

100% Principal Protection Notes

Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $1,115,000 Notes Linked to the iShares MSCI Emerging Markets Index Fund due May 21, 2012

Investment Description

The 100% Principal Protection Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the iShares MSCI Emerging Markets Index Fund (the “underlying equity”). The Notes provide exposure to potential price appreciation in the underlying equity, as well as protection at maturity of 100% of your principal. At maturity, if the Underlying Return is positive, you will receive your principal, plus an additional payment based on the Underlying Return, up to a Maximum Gain of 35%. If the Underlying Return is negative, you will receive your entire principal amount if you hold the Notes to maturity. Principal Protection applies only if the Notes are held to maturity.

Features
☐	Growth Potential — You participate at a rate of 100% in the upside performance of the underlying equity, up to the predetermined Maximum Gain of 35%.
☐	Preservation of Capital — You will receive at least $1,000 per $1,000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the underlying equity.
☐	Diversification — The Notes may provide diversification within your portfolio through exposure to a free float-adjusted market capitalization index that is designed to measure equity performance in the global emerging markets.

Key Dates

Trade Date	May 14, 2008
Settlement Date*	May 21, 2008
Final Valuation Date**	May 14, 2012
Maturity Date**	May 21, 2012
*	We expect to deliver the Notes against payment for the Notes on the fifth business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (t+5), to specify alternative arrangements to prevent a failed settlement.
**	Subject to postponement in the event of a market disruption event, as described in the Principal Protection Notes product supplement.

Security Offering

We are offering 100% Principal Protection Notes Linked to the iShares MSCI Emerging Markets Index Fund. The return on the Notes is subject to, and will not exceed the predetermined Maximum Gain. The Notes are offered at a minimum investment of $1,000.

Notes	Term	Maximum Gain	Maximum Payment at Maturity per $1,000 Note	Starting Price	CUSIP	ISIN
100% Principal Protection Notes Linked to the iShares MSCI Emerging Markets Index Fund	4 years	35%	$1,350	$149.96	90261JBX0	US90261JBX00

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the Principal Protection Notes product supplement, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the product supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	$1,000	$20	$980
Total	$1,115,000	$22,300	$1,092,700

UBS Investment Bank

Pricing Supplement dated May 14, 2008

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated April 23, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000325/v111174_690164-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated April 23, 2008 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with exposure to the economies of emerging markets.
♦	You believe that the underlying equity will appreciate over the term of the Notes, although such appreciation is unlikely to exceed the Maximum Gain.
♦	You seek an investment that offers full principal protection on the Notes when held to maturity.
♦	You are willing to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes based on the Maximum Gain.

The Notes may not be suitable for you if:

♦	You do not seek an investment with exposure to the economies of emerging markets.
♦	You do not believe the underlying equity will appreciate over the term of the Notes or you believe the underlying equity will appreciate by more than the Maximum Gain.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
♦	You will create an overconcentrated position in any particular sector of your portfolio by owning the Notes.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek current income from your investment.
♦	You seek an investment for which there will be an active secondary market.
♦	You seek an investment that is exposed to the full potential appreciation of the underlying equity, without a cap on participation.

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$1,000 per Note
Underlying equity	iShares MSCI Emerging Markets Index Fund
Term	4 years
Principal Protection	100%, if held to maturity
Maximum Gain	35%
Payment at Maturity	If the Underlying Return is equal to or greater than the Maximum Gain, you will receive a cash payment per Note, which will be calculated as follows:
$1,000 + ($1,000 × Maximum Gain)
If the Underlying Return is positive but less than the Maximum Gain, you will receive a cash payment per Note, which will be calculated as follows:
$1,000 + ($1,000 × Underlying Return)
If the Underlying Return is zero or negative, you will receive a cash payment of $1,000 per Note
Underlying Return	Ending Price – Starting Price Starting Price
Starting Price	$149.96
Ending Price	The closing price of the underlying equity on the final valuation date

Determining Payment at Maturity

Hypothetical Examples and Return Table of the Notes at Maturity

The following scenario analysis and examples are based on a Maximum Gain of 35% and assume a range of Underlying Returns from 50% to -50%.

Example 1:  The closing price of the underlying equity increases from a Starting Price of 100 to an Ending Price of 130.

Because the Underlying Return is 30%, which is less than the Maximum Gain of 35%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by the Underlying Return, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$1,000 + ($1,000 × Underlying Return, not to exceed the Maximum Gain)
$1,000 + ($1,000 × 30%) = $1,300

Investor receives $1,300 at maturity for each Note (a 30% total return).

Example 2:  The closing price of the underlying equity increases from a Starting Price of 100 to an Ending Price of 150.

Because the Underlying Return of 50% is more than the Maximum Gain of 35%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by Maximum Gain of 35%, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$1,000 + ($1,000 × Maximum Gain)
$1,000 + ($1,000 × 35%) = $1,350

Investor receives $1,350 at maturity for each Note (a 35% total return).

Example 3:  The price of the underlying equity decreases from a Starting Price of 100 to an Ending
Price of 50.

Because the Underlying Return is -50%, the investor would receive at maturity 100% of the principal amount of each Note.

At maturity, the investor will receive a cash payment equal to: $1,000

Investor receives $1,000 at maturity for each Note (a 0% total return).

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the offering of Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, at maturity is directly linked to the performance of the underlying equity, and will depend on whether, and the extent to which, the Underlying Return is positive. You will receive no more than the principal amount of your Notes at maturity if the Underlying Return is zero or negative.
♦	Your return potential is limited — You will not benefit from any positive Underlying Return in excess of the Maximum Gain.
♦	No interest payments, dividend payments or voting rights — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks comprising the underlying equity would have.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the term of the Notes.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying equity; the price volatility of the underlying equity; the dividend rate on the underlying equity; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market, if one develops, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying equity, may adversely affect the market price of the underlying equity and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the underlying equity which may present a conflict between the interests of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on the observed market price of the underlying equity. The calculation agent can postpone the determination of the Maturity Date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the value of the underlying equity and therefore the market value of the Notes.
♦	Single exchange traded fund (“ETF”) risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose equity makes up the components of the underlying equity.
♦	Antidilution adjustments — Although the calculation agent will adjust the Share Adjustment Factor for certain corporate events affecting the underlying equity, such as stock splits and stock dividends, and certain other actions involving the underlying equity, the calculation agent is not required to make an adjustment for every event that can affect the underlying equity. If an event occurs that does not require the calculation agent to adjust the Share Adjustment Factor, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	In some circumstances, the payment you receive on the Notes may not be based on the underlying equity — Following the delisting, discontinuance or modification of the underlying equity and the subsequent substitution or replacement of the underlying equity by a successor or substitute equity or equities, the payment at maturity may be based on such successor or substitute equity or equities. The occurrence of any such substitution or replacement and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the sections “General Terms of the Notes — Delisting or Suspension of Trading of the Underlying Equity” beginning on page PS-31 of the product supplement, and “— Delisting, Discontinuance or Modification of an ETF” beginning on page PS-32 of the product supplement.
♦	Fluctuations relating to exchange rates may affect the value of your investment — Fluctuations in exchange rates may affect the value of your investment where the underlying equity is substituted or replaced by a security or securities quoted and traded in a foreign currency. Such substitution or replacement of the underlying equity by a security or securities issued by a non-U.S. company may occur following delisting or termination of the underlying equity (as described in the product supplement under “General Terms of the Notes — Delisting or Suspension of Trading of the Underlying Equity”). In recent years, the exchange rates between the U.S. dollar and some other currencies have been highly volatile, and this volatility may continue in the future. Risks relating to exchange rate fluctuations generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the Notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the foreign stock on non-U.S. securities markets and, as a result, may affect the value of the Notes. As a consequence, such fluctuations could adversely affect an investment in the Notes if the underlying equity is substituted or replaced by a security or securities quoted and traded in a foreign currency.
♦	Shares of an ETF are subject to additional currency exchange rate risk — If the underlying equity is an ETF that invests in securities that are traded on non-U.S. markets, the trading price of the securities in which the ETF invests generally will reflect the U.S. dollar value of those securities. Therefore, holders of Notes based upon an ETF that invests in non-U.S. markets will be exposed to currency exchange rate risk with respect to the currency in which such securities trade. The values of the currencies of the countries in which the underlying equity may invest may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. An investor’s net exposure will depend on the extent to which the non-U.S. currency strengthens or weakens against the U.S. dollar and the relative weight of each security in the ETF’s portfolio. If, taking into account such weighting, the dollar strengthens against the non-U.S. currency, the value of the securities in which an ETF invests will be adversely affected and the value of the Notes may decrease.
♦	An investment in the Notes is subject to risks associated with non-U.S. securities markets — Following delisting, discontinuance or modification of the underlying equity, the underlying equity may be substituted or replaced by a security issued by a non-U.S. company and quoted and traded in a foreign currency. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.
♦	The value of the shares of an ETF may not completely track the value of the securities in which the ETF invests — Although the trading characteristics and valuations of the ETF will usually mirror the characteristics and valuations of the securities in which the ETF invests, the value of the ETF may not completely track the value of the securities in which that ETF invests. The value of the ETF will reflect transaction costs and fees that the securities in which the ETF invests do not have. In addition, although shares of an ETF may be currently listed for trading on an exchange, there is no assurance that an active trading market will continue for the shares of an ETF or that there will be liquidity in the trading market.
♦	Limited operating history — The underlying equity issuer may have a limited operating history. Although the shares of the underlying equity are listed for trading, there is no assurance that an active trading market will continue for the shares of the underlying equity or that there will be liquidity in the trading market.
♦	Fluctuation of NAV — The net asset value (the “NAV”) of the shares of an ETF may fluctuate with changes in the market value of the ETF’s securities holdings. The market prices of the shares of an ETF may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of one share of an ETF may differ from its NAV per share; shares of an ETF may trade at, above or below their NAV per share.
♦	UBS cannot control actions by the underlying equity issuer, which may adjust the underlying equity in a way that could adversely affect the value of the Notes and the amount payable on the Notes, and the underlying equity issuer has no obligation to consider your interest — The policies of the underlying equity issuer concerning the calculation of the underlying equity’s net asset value, additions, deletions or substitutions of common stocks held by the underlying equity and the manner in which changes affecting the applicable underlying index are reflected in the underlying equity could affect the market price of shares of the underlying equity and, therefore, the amount payable on the Notes at maturity.
♦	The Notes are subject to emerging markets risk — Investments in securities linked to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Securities of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Notes are highly susceptible, before making a decision to invest in the Notes.
♦	Non-diversification — The iShares MSCI Emerging Markets Index Fund is an investment portfolio of iShares, Inc., which is an investment company registered under the 1940 Act. This ETF is classified as a “non-diversified” investment company under the 1940 Act. As a result, this ETF is subject to the risk that it will be more volatile than a diversified fund because it may invest its assets in a smaller number of issuers or may invest larger proportions of its assets in a single company within the sector covered by the ETF.
♦	Management risk — The iShares MSCI Emerging Markets Index Fund is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the iShares MSCI Emerging Markets Index Fund, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of the applicable underlying index by investing in a portfolio of securities that generally replicate that underlying index.

iShares MSCI Emerging Markets Index Fund (EEM)

We have derived all information contained in this pricing supplement regarding the iShares MSCI Emerging Markets Index Fund (the “EEM Fund”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares, Inc. (iShares). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The EEM Fund is an investment portfolio maintained and managed by iShares and advised by Barclays Global Fund Advisors (“BGFA”). iShares is a registered investment company that consists of numerous separate investment portfolios, including the EEM Fund. The shares of the EEM Fund are listed and trade at market prices on a national securities exchange such as Amex, the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol “EEM”.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the Notes, you should undertake an independent investigation of the EEM Fund as in your judgment is appropriate to make an informed decision with respect to an investment in the EEM Fund shares.

The MSCI Emerging Markets Index (the “MSCI-EM Index”) is calculated by or on behalf of MSCI. MSCI does not issue, sponsor, endorse, sell or promote the EEM Fund. MSCI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. MSCI has no obligation or liability in connection with the operation, marketing or sale of the Notes.

The EEM Fund, which was launched on April 7, 2003, seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the emerging markets, as measured by the MSCI-EM Index, its underlying index. The MSCI-EM Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. As of April 30, 2008, the EEM Fund’s three largest equity securities were OAO Gazprom, Samsung Electronics Co., Ltd. and China Mobile Ltd. Its three largest sectors were financials, energy and materials. The EEM Fund pursues a “representative sampling” strategy in attempting to track the performance of the MSCI-EM Index, and generally does not hold all of the equity securities included in the MSCI-EM Index. The EEM Fund invests in a representative sample of securities in the MSCI-EM Index, which have a similar investment profile as the MSCI-EM Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI-EM Index. The EEM Fund will generally invest at least 90% of its assets in the securities of the MSCI-EM Index and ADRs, GDRs or EDRs based on securities of the MSCI-EM Index, and may invest the remainder of its assets in securities not included in the MSCI-EM Index or in ADRs, GDRs or EDRs representing such securities and shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI-EM Index.

Historical Information

The following table sets forth the quarterly high and low closing prices for the EEM Fund, based on daily closing prices on the NYSE Arca, as reported by Bloomberg L.P. The closing price of the EEM Fund on May 14, 2008 was $149.96.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
4/11/2003*	6/30/2003	$40.87	$33.23	$39.97
7/1/2003	9/30/2003	$47.66	$41.24	$45.31
10/1/2003	12/31/2003	$54.64	$46.50	$54.64
1/2/2004	3/31/2004	$59.51	$55.15	$58.50
4/1/2004	6/30/2004	$60.61	$47.65	$53.88
7/1/2004	9/30/2004	$57.50	$50.89	$57.50
10/1/2004	12/31/2004	$67.28	$56.70	$67.28
1/3/2005	3/31/2005	$73.95	$63.63	$67.60
4/1/2005	6/30/2005	$73.11	$65.10	$71.60
7/1/2005	9/30/2005	$85.02	$71.83	$84.88
10/3/2005	12/30/2005	$89.50	$75.15	$88.25
1/3/2006	3/31/2006	$100.78	$92.70	$99.00
4/3/2006	6/30/2006	$111.10	$81.95	$93.90
7/3/2006	9/29/2006	$99.30	$87.60	$96.77
10/2/2006	12/29/2006	$114.60	$97.85	$114.17
1/3/2007	3/30/2007	$118.63	$105.29	$116.50
4/2/2007	6/29/2007	$133.20	$119.99	$131.65
7/2/2007	9/28/2007	$150.40	$118.50	$149.45
10/1/2007	12/31/2007	$167.19	$141.53	$150.30
1/2/2008	3/31/2008	$151.10	$126.47	$134.38
4/1/2008	5/14/2008**	$151.20**	$139.01**	$149.96**
*	The EEM Fund was launched on April 7, 2003.
**	As of the date of this pricing supplement, available information for the second calendar quarter of 2008 includes data for the period from April 1, 2008 through May 14, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2008.

The graph below illustrates the performance of the EEM Fund from 04/30/03 to 05/14/08, based on a Starting Price of $149.96, which was the closing price of the EEM Fund on the trade date, and a Maximum Gain of 35%, which corresponds to a closing price of $202.45 (or a $52.49 gain).

Source: Bloomberg L.P.
Historical prices of the EEM Fund should not be taken as an indication of future performance.

MSCI Emerging Markets Index

All information in this pricing supplement regarding the MSCI-EM Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. (“MSCI”) or any of its affiliates (the “MSCI-EM Index Sponsor”). The MSCI-EM Index Sponsor owns the copyright and all other rights to the MSCI-EM Index. The MSCI-EM Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the MSCI-EM Index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the MSCI-EM Index is not an indication of future performance. Future performance of the MSCI-EM Index may differ significantly from historical performance, either positively or negatively.

The MSCI-EM Index was developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. The performance of the MSCI-EM Index is a free float-adjusted average of the U.S. dollar values of all of the equity securities (the “Component Securities”) constituting the MSCI indices for the selected countries (the “Component Country Indices”). As of September 30, 2007, the MSCI-EM Index consisted of the following emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey. Each Component Country Index is a sampling of equity securities across industry groups in such country’s equity markets.

Prices used to calculate the Component Securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars on a real time basis and disseminated every 60 seconds during market trading hours. It is also calculated on an end of day basis. The MSCI Emerging Markets Index has a base date December 31, 1987.

License Agreement with MSCI

MSCI and UBS have agreed to enter into a non-exclusive license agreement providing for the license to UBS, and certain of its affiliates, in exchange for a fee, of the right to use the MSCI Indices, including the MSCI-EM Index, in connection with securities, including the Notes. The MSCI Indices are owned and published by MSCI.

The Notes are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes or the ability of the MSCI Indices to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Indices, which is determined, composed and calculated by MSCI without regard to the Notes or UBS. MSCI has no obligation to take the needs of UBS or the owners of this security into consideration in determining, composing or calculating the MSCI Indices. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of this security or in the determination or calculation of the equation by which this security is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the Notes in connection with the administration, marketing or trading of the Notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the Notes, or any other person or entity, should use or refer to MSCI’s trade name, trade mark or service mark rights to the designations “Morgan Stanley Capital International®,” “MSCI®,” “Morgan Stanley Capital International Perspective®,” to sponsor, endorse, market or promote the Notes without first contacting MSCI to determined whether MSCI’s permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-37 of the product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 3.87% per annum, compounded semiannually, with a projected payment at maturity of $1,165.81 based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $23.81 in 2008, $40 in 2009, $41.57 in 2010, $43.19 in 2011 and $17.24 in 2012. However, if the amount you receive at maturity is greater than $1,165.81, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2012 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $1,165.81, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2012 by an amount that is equal to such difference. If the amount you receive at maturity is less than $1,148.57, then you would recognize a net ordinary loss in 2012 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2007 (audited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	405,220	357,457
Total Debt	405,220	357,457
Minority Interest(2)	6,951	6,132
Shareholders’ Equity	35,585	31,391
Total capitalization	447,756	394,979
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88213 (the exchange rate in effect as of December 31, 2007).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.